UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              BANK PLUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    064446107
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP Number 064446107

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group       (a)[X]
                                                               (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        1,414,100 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       1,414,100 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,414,100 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [  ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
        PN

   CUSIP Number 064446107

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[  ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        1,414,100 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       1,414,100 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,414,100 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
        IN

   CUSIP Number 064446107

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        1,414,100 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       1,414,100 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,414,100 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.3%

   14   Type of Reporting Person
        IN

   CUSIP Number 064446107

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [  ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially        0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With         0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 1 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on July 30, 1998 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Issuer"). The following items in the Original 13D are amended as follows:

   Item 4.   Purpose of the Transaction

             The Partnership has continued to express its concerns regarding the strategic direction of the Issuer. By letter to the Issuer's Board of Directors dated August 20, the Partnership reiterated its opposition to any acquisitions and expressed dismay over what appear to be the marching orders given by officers of the Issuer to the Issuer's recently retained financial advisor. A copy of that letter is attached hereto as Exhibit 4 and incorporated herein by reference.

             The above-stated actions are unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met.
   The Group has no present plans to cross these numerical thresholds.

             The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 7.   Material to be Filed as Exhibits.

        No.       Description
        4         Letter to The Board of Directors of the Issuer, dated
                  August 20, 1998

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date: August 20, 1998

                            LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                            By:  LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                                 By:  /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                            /s/ Richard J. Nelson
                            Richard J. Nelson

                            /s/ Peter T. Kross
                            Peter T. Kross

                            /s/ Florence Nelson
                            Florence Nelson